Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, Texas 75234

May 18, 2010

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attention:  H. Christopher Owings
Assistant Director

RE:	Sport Supply Group, Inc.
Schedule 13E-3
File No. 005-40925
Filed April 12, 2010
Preliminary Proxy Statement on Schedule 14A
File No. 001-15289
Filed April 12, 2010
Schedule 13D/A filed by CBT Holdings LLC
Filed March 17, 2010
File No. 005-40925

Dear Mr. Owings:

Set forth below are the responses of Sport Supply Group, Inc., a Delaware corporation (“Sport Supply Group” or the “Company”), Sage Parent Company, Inc., a Delaware corporation (“Parent”), Sage Merger Company, Inc., a Delaware corporation (“Sub”), ONCAP Investment Partners II L.P., an Ontario limited partnership (“ONCAP”), ONCAP Investment Partners II Inc., an Ontario corporation  (“ONCAP Inc.”), CBT Holdings, LLC, a Delaware limited liability company (“CBT”), Charles Bronfman Trust, a Delaware trust (the “CBT Trust”), and Adam Blumenfeld, Terrence Babilla, John Pitts, Kurt Hagen and Tevis Martin, each an executive officer of Sport Supply Group (the “Management Affiliate Group,” and together with the Company, Parent, Sub, ONCAP, ONCAP Inc., CBT and the CBT Trust, the “Filing Persons”), to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above referenced-filings.  In order to expedite the Staff’s review of the Filing Persons’ responses, we have numbered and reproduced below the full text of the Staff’s comments, each of which is followed by the Filing Persons’ response.  Page references contained in the Filing Persons’ responses are to the Company’s revised Preliminary Proxy Statement on Schedule 14A, which is being filed concurrently with this letter.  A marked copy of the Preliminary Proxy Statement is being separately delivered to you.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

Schedule 13E-3

1.
We note your disclosure that Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd., which collectively own approximately 22% of your outstanding common stock, have entered into a voting agreement pursuant to which they have agreed to vote their shares in favor of the adoption of the merger agreement.  Please tell us of the consideration given to whether these entities are affiliates engaged in the going private transaction and should be included as filing persons on the Schedule 13E-3, or revise to include them as filing persons.  We remind you that each filing person is required to comply with the filing, disclosure and dissemination requirements of Schedule 13E-3, including the fairness determination and recommendation requirements. Refer to Compliance & Disclosure Interpretation 201.05 available at http://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm for further guidance.

RESPONSE:
Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd. are private investment funds for which Carlson Capital, L.P. serves as investment manager.  As the Staff correctly notes, these funds collectively own approximately 22% of the Company’s common stock.  Mr. William M. Lockhart, a member of the Company’s Board and Chairman of the Special Committee, is a principal and portfolio manager of Carlson Capital.  In preparation of the preliminary proxy statement and Schedule 13E-filings, the Company considered Carlson Capital’s, Double Black Diamond Offshore Ltd.’s and Black Diamond Offshore Ltd.’s involvement in the transaction in determining whether such entities should constitute “filing persons” under the rules and related interpretations of the Commission.  These entities are receiving the same cash consideration per share for all of their shares of Company common stock as the other unaffiliated stockholders are receiving for their shares.  The only involvement these entities have had in the transaction is entry into a voting agreement pursuant to which they have agreed to vote their shares in favor of adoption of the merger agreement.  Further, this voting agreement would terminate upon a termination of the merger agreement, including in the event of a “superior company proposal” (as defined in the merger agreement).  These entities will not hold any equity in the surviving company, nor will they occupy seats on the board or senior management positions of the surviving company or otherwise be in a position to “control” the surviving company in any way, each of which are listed as factors for determining whether an affiliate is deemed to be engaged in a going private transaction in the Staff’s Compliance & Disclosure Interpretation 201.05.  For these reasons, the Company determined that these entities are not engaged in the going private transaction and therefore should not be included as filing persons on the Schedule 13E-3.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

Preliminary Proxy Statement on Schedule 14A

General

2.
You state that references to your “unaffiliated stockholders” refer to holders of your common stock “other than Parent, Sub, ONCAP Investment Partners II L.P. . . ., the Rollover Participants that are stockholders of the Company and their respective affiliates.”  Please supplementally explain why you have not included ONCAP Investment Partners II Inc., Double Black Diamond Offshore Ltd., Black Diamond Offshore Ltd. and their affiliates in this list.

RESPONSE:
The definition of “unaffiliated stockholders” on page 1 of the preliminary proxy statement has been revised to exclude ONCAP Investment Partners II Inc.  For the reasons mentioned in the response to the previous comment, the Company does not believe that it is appropriate to exclude Double Black Diamond Offshore Ltd. and Black Diamond Offshore Ltd. as these entities are receiving the same cash consideration per share for all of their shares of Company common stock as the other unaffiliated stockholders are receiving for their shares.

3.
Throughout the disclosure, please revise to clarify the combined total percentage of outstanding shares that the ONCAP Buying Group is deemed to beneficially own by virtue of its execution of the Voting Agreements and Rollover Agreements with the various parties.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see the Notice of Special Meeting of Stockholders as well as pages 2, 3, 7, 62 and 79 of the revised preliminary proxy statement.

Summary Term Sheet, page 2

4.
We note that you have used a number of defined terms in your summary term sheet and throughout your filing.  Item 1001 of Regulation M-A requires that the summary term sheet be written in plain English.  Please revise your summary term sheet and the rest of your filing to limit your use of defined terms.

RESPONSE:	The summary term sheet as well as the remainder of the preliminary proxy statement have been revised to limit the use of defined terms.

5.	In your discussion of the Parties Involved in the Merger, please identify the “entities affiliates with ONCAP,” where you define the “ONCAP Buying Group.”

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 2 of the revised preliminary proxy statement.

6.
Throughout your materials, you refer to the “potential interpretation of the rules governing ‘going private’ transactions” and the fact that filing persons “may be required to express an opinion as to the fairness of the Merger to the unaffiliated stockholders.”  Your use of “potential” and “may be” is unclear.  Please revise or advise as to why you believe this disclosure is appropriate.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 5 and 48 of the revised preliminary proxy statement.

7.	Where you discuss the Voting Agreement, please revise to quantify the number of shares that are subject to the Agreement.

RESPONSE:
The preliminary proxy statement has been revised as requested.  Please see the Notice of Special Meeting of Stockholders as well as pages 2, 3, 7, 12, 61, 79 and 81 of the revised preliminary proxy statement.

Questions and Answers About the Special Meeting and the Merger, page 12

8.
We note your disclosure that abstentions will be “included in the calculation of the number of shares considered to be present at the meeting.”  Please revise your disclosure here and elsewhere throughout the document as appropriate to disclose whether abstentions will be treated as votes for or against the proposal.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 12 and 78 of the revised preliminary proxy statement.

Special Factors, page 18

Background of the Merger, page 19

9.
In an appropriate place in your disclosure, explain CBT Holdings, LLC relationship with Andell Holdings, LLC and why you have mentioned their affiliation with one another in the Notice of Special Meeting of Stockholders.

RESPONSE:
The preliminary proxy statement has been revised as requested to remove the reference to Andell Holdings, LLC in the Notice of Special Meeting of Stockholders.  Also, the relationship between CBT Holdings, LLC and Andell Holdings, LLC has been clarified on page 115 of the revised preliminary proxy statement.

10.
Please revise your disclosure to identify the person who initiated the contact between Sport Supply Group and each of Financial Buyer B and Financial Buyer D.  Please also explain why you determined to initiated contact with these potential buyers.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 20 and 23 of the revised preliminary proxy statement.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

11.
Please explain how you identified Strategic Buyers A, B, C and D as potential strategic buyers that were worth contacting.  Further, please clarify the reasons why the Board chose to pursue transactions with both “financial” and “strategic” buyers at that time.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 21 of the revised preliminary proxy statement.

12.
We note your indication on page 21 that a representative of ONCAP contacted you upon the recommendation of a representative of CBT Group.  Please revise to elaborate upon what ONCAP's relationship is with CBT Group.  Please provide further detail explaining why and when the CBT and ONCAP parties commenced working together in pursuit of a possible transaction with Sport Supply Group as indicated on page 21.

RESPONSE:
The preliminary proxy statement has been revised as requested.  Please see page 22 of the revised preliminary proxy statement. The Filing Persons supplementally advise the Staff that the Filing Persons do not believe that CBT and ONCAP “work[ed] together in pursuit of a possible transaction,” as CBT’s involvement in the proposed transaction was limited to signing a voting agreement to support the proposed transaction and entering into a rollover agreement pursuant to which it agreed to exchange shares of the Company for shares of Parent.  ONCAP was solely responsible for initiating the discussions with the Company relating to the proposed transaction, and was solely responsible for negotiating the terms of the merger agreement and other agreements entered into by the Company and management of the Company, as well as the debt financing commitment papers entered into by Parent, in connection with the proposed transaction, all of which occurred without any involvement of, and were entered into without the prior approval of, CBT or its advisers.  In addition, CBT is not a party to the merger agreement, any of the debt or equity financing documents entered into by Parent, or any other agreements with the Company, other than the voting agreement and the rollover agreement, each of which were entered into concurrently with the execution of the merger agreement, and certain confidentiality and fee and expense sharing agreements as described in the proxy statement.  Moreover, ONCAP only began negotiating the voting agreement and the rollover agreement with CBT after ONCAP had negotiated the per share price in the merger agreement with the Company.  As a result, CBT’s participation in the proposed transaction was conditioned solely on the ability of ONCAP to successfully negotiate and execute the merger agreement.  Accordingly, the Filing Persons do not believe it would be correct to characterize CBT and ONCAP as working together in pursuit of a possible transaction.

13.	Please tell us by what standard you considered the members of the Special Committee to be “independent.”

RESPONSE:	The members of the Special Committee are independent under the rules of The NASDAQ Global Market. Please see pages 23 and 30 of the preliminary proxy statement which have been revised to reflect this.

14.
We note that on January 29, 2010 ONCAP requested the special committee's permission to contact the CBT Group to discuss its potential involvement in the transaction, and that the first draft of the Voting Agreement was circulated on February 2, 2010; however, it is unclear how the affiliates of Carlson Capital came to be signatories of this agreement.  Please revise your disclosure to describe the events that led to the involvement of Carlson Capital and its affiliates in the transaction.

RESPONSE:
The preliminary proxy statement has been revised as requested.  Please see pages 23 and 25 of the revised preliminary proxy statement.  Please note that entry into the Voting Agreement by affiliates of Carlson Capital was the result of the fact that ONCAP made the entering into a customary voting agreement by affiliates of Carlson Capital a condition to their proposal and that Mr. Lockhart, Chairman of the Special Committee, currently serves as a principal and portfolio manager of Carlson Capital and more specifically, is responsible for overseeing Carlson Capital’s position in the Company.  In appointing Mr. Lockhart as Chairman of the Special Committee, the Board considered it important that Carlson Capital’s interest in the merger is directly aligned with the interests of the Company’s other unaffiliated stockholders.  ONCAP did not request Carlson Capital to become directly involved in the transaction through “rolling” its shares in the merger.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

15.
We note your statement that in 2009 your board of directors and senior management “began to more intently focus on opportunities to take advantage of poor market conditions and position the business to weather the business challenges facing the sporting goods industry.”  The remainder of your discussion regarding the events that lead to the execution of the merger agreement indicate that you reviewed and considered opportunities relating to your potential acquisition by third party buyers.  Please revise your disclosure to discuss whether your board and management considered any alternative to being acquired or going private, as well as any alternate means of going private.  For example, we note your discussion of certain strategic transactions at the bottom of page 21, however, you do not indicate why these alternatives were not pursued.  Similarly, reference is made on page 30 to the alternatives the Board considered in reaching its determination as to fairness, yet, you have not provided sufficient disclosure regarding the reasons for the rejection of such alternatives.  Refer to Item 1013(b) of Regulation M-A and revise your disclosure accordingly.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 21, 23 and 32 of the revised preliminary proxy statement.

16.	Please expand your disclosure in the background discussion to disclose or supplement disclosure regarding:

•	who was involved in negotiations for and/or on behalf of ONCAP and its affiliates, CBT and its affiliates, and Carlson Capital and its affiliates;

•
the “multiple conversations” the Special Committee engaged in following ONCAP's revision of its initial bid from $14.50 to $13.34 per share, inclusive of details regarding how the Special Committee and/or its advisors evaluated the assumptions underlying ONCAP's financial analyses;

•	the negotiation that occurred and timing of such conversations amongst the parties preceding the execution of the side letter agreement dated February 3, 2010 between the CBT Group and the company;

•	whether Carlson Capital was a signatory to the side letter agreement and if not, why the company and/or ONCAP chose not to contact the largest shareholder; and

•	any negotiations (preliminary or otherwise) regarding the terms of possible post-merger equity participation in the surviving company by ONCAP, CBT and, if applicable, Carlson Capital.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:
The preliminary proxy statement has been revised as requested.  Please see the revised “Background of the Merger” section of the revised preliminary proxy statement on pages 19 through 30. Please note that Carlson Capital was not a signatory to the side letter agreement between the Company and ONCAP or the side letter agreement between the Company and CBT. ONCAP did not request Carlson Capital’s post-merger participation in the surviving company through “rolling” its shares in the merger because Mr. Lockhart indicated from early on in the negotiation of the transaction that Carlson Capital was not interested in any post-merger equity participation in the surviving company, thus such a side letter which would have allowed ONCAP to initiate such discussions with Carlson Capital was not necessary.

17.
Please revise your disclosure to discuss the events that transpired during the “go-shop” period provided for in the merger agreement, as well as the terms of the “no-shop” provisions to which you are now subject pursuant to the merger agreement.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 29 and 30 of the revised preliminary proxy statement.

Fairness of the Merger:  Reasons for and Recommendations of the Special Committee and our Board of Directors, page 28

The Merger Agreement, page 29

18.
Please revise the second bullet to explain how this factor supports the Special Committee's decision notwithstanding the recent increase in the price of common stock and given JMP Securities and D.A. Davidson & Co.'s increase in their respective target prices for Sport Supply Group's common stock.

RESPONSE:
The preliminary proxy statement has been revised to move the second bullet that was previously included in the list of favorable factors that supported the Special Committee’s decision to the list of other factors that the Special Committee considered in evaluating the Merger Agreement.  Please see pages 31 through 34 of the revised preliminary proxy statement.

19.	Please expand your disclosure with respect to the sixth and seventh bullets in this section to explain how they serve as factors favoring approval of the merger.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 31 and 32 of the revised preliminary proxy statement.

20.
Please revise your disclosure to disclose whether the special committee considered the factor listed in Instruction 2(vi) to Item 1014 of Regulation M-A.  If this factor was not considered, state that and explain in detail why the factor was not deemed material or relevant.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 35 of the revised preliminary proxy statement.

21.
We note that this discussion does not address one of the factors, going concern value, which is listed in Instruction 2 to Item 1014 of Regulation M-A.  To the extent that this factor was not considered or deemed relevant in the context of this particular transaction, that fact may be important for shareholders in assessing the transaction and the company's fairness determination.  Alternatively, to the extent the special committee is relying on the discounted cash flow analysis of Houlihan Lokey to satisfy its requirement to evaluate going concern value, then the board must specifically adopt the advisor's analysis and conclusion as its own.  Please revise or advise.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 35 of the revised preliminary proxy statement.

22.
Please revise to address why the Board and Special Committee considered $13.55 per share as substantively fair given the discounted cash flow analyses performed by Houlihan Lokey produced a range of values that were above $13.55 per share at the higher end of each range under each of the (i) Projections, (ii) Alternative Growth Projections (A), and (iii) Alternative Growth Projections (B) scenarios.

RESPONSE:
The preliminary proxy statement has been revised to expressly state that the Special Committee considered the range of values produced by the discounted cash flow analyses performed by Houlihan Lokey.  Please see page 34 of the revised preliminary proxy statement. The Special Committee and the Board did not view the range of valuations produced by Houlihan Lokey’s discounted cash flow analyses as a controlling factor in their evaluation of the substantive fairness of the $13.55 per share merger consideration.  The discounted cash flow analyses and the valuation ranges shown thereby was only one of the numerous factors that the Special Committee and the Board considered in connection with its evaluation of transaction.  The Special Committee and the Board did not consider it practicable to, nor did they attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their decisions, nor did they evaluate whether each of the factors considered were of equal importance.

23.
Disclose why you did not structure the transaction so that the merger would require approval of at least a majority of the unaffiliated security holders and how the special committee was able to determine that the transaction is fair absent this safeguard.  Refer to Item 1014(c) of Regulation M-A.  This comment is also applicable to the fairness determination of CBT Group and the Management Affiliate Group.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 35 and 36 of the revised preliminary proxy statement.

24.
We note your indication on page 111 that an unaffiliated representative was not retained to act solely on behalf of the unaffiliated stockholders.  Please revise your disclosure to address how the special committee was able to determine that the going private transaction is fair absent the safeguard set forth in Item 1014(d) of Regulation M-A in rendering its fairness determination.  This comment is also applicable to the fairness determination of CBT Group and the Management Affiliate Group.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 35 and 36 of the revised preliminary proxy statement.

Opinion of the Special Committee's Financial Advisor, page 34

25.	We note that Houlihan Lokey considered a March 13, 2010 draft of the merger agreement. Revise to clarify what, if any, changes were made to the merger agreement subsequent to that draft.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 37 of the revised preliminary proxy statement.

26.
We note that Houlihan Lokey and its affiliates have provided “investment banking, financial advisory and other financial services” to participants in the merger, and that you cite its services as financial advisor to CEI Holdings Inc. as an example.  Please describe all of the services provided by Houlihan Lokey and its affiliates to the filing persons and their affiliates and quantify the compensation received by Houlihan Lokey for the past two years.  Refer to Item 1015(b)(4) of Regulation M-A.

RESPONSE:
The disclosure has been revised in response to the Staff’s comments to disclose that Houlihan Lokey received approximately $613,000 in fees for acting as financial advisor to CEI Holdings, Inc., an entity in which the ultimate parent company of ONCAP previously had (but no longer has) an equity ownership interest, in connection with the 2009 recapitalization of CEI Holdings, Inc.  After discussing this Comment with representatives of Houlihan Lokey, we supplementally advise the Staff that (a) there were no material relationships between Houlihan Lokey and the Filing Persons during the past two years and (b) we are not aware of any such relationships between Houlihan Lokey or its affiliates, on the one hand, and any of the Filing Persons or their affiliates, on the other hand, during the past two years other than the disclosed relationship between Houlihan Lokey and CEI Holdings, Inc. Houlihan Lokey has advised the Company that given Houlihan Lokey’s structure, including  informational barriers between Houlihan Lokey and certain of its affiliates, and the difficulty in ascertaining a complete list of entities that could be deemed affiliates of the Filing Persons, they believe and the Company agrees that a knowledge qualifier is reasonable for the latter statement.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

27.
In addition, we note your disclosure that Houlihan Lokey and its affiliates may have committed to invest or co-invested in private equity or other investment funds managed or advised by participants in the merger or their affiliates and in portfolio companies of such funds.  Furthermore, you state that Houlihan Lokey and its affiliates may have acted as financial advisor in connection with bankruptcies, restructurings or similar matters involving the merger participants.  Please describe any material relationship that existed during the past two years between Houlihan Lokey and its affiliates, on the one hand, and the filing persons and their affiliates, on the other hand, and quantify any compensation received as a result of such relationship.

RESPONSE:
As indicated in our response to Comment 26, after discussing Comment 26 with representatives of Houlihan Lokey, (a) there were no material relationships between Houlihan Lokey and the Filing Persons during the past two years and (b) we are not aware of any such relationships between Houlihan Lokey or its affiliates, on the one hand, and any of the Filing Persons or their affiliates, on the other hand, during the past two years other than the disclosed relationship between Houlihan Lokey and CEI Holdings, Inc.  The additional disclosure referred to by the Staff in Comment 27 supplements the information required to be disclosed by Item 1015(b)(4) of Regulation M-A by disclosing that there may be other, older or immaterial, relationships or indirect relationships such as advising a creditors’ committee on which an affiliate of a filing person is a member, that are not required to be disclosed by Item 1015(b)(4).

28.
Furthermore, we note your statements that Houlihan Lokey and its affiliates may, with respect to the participants in the merger and their affiliates, provide the types of services or engage in the types of relationships described in the two preceding comments in the future.  Please describe any such services or material relationships that are mutually understood to be contemplated by the parties, and disclose any compensation to be received as a result.

RESPONSE:
After discussing this Comment with representatives of Houlihan Lokey, we supplementally advise the Staff that (a) there are no material relationships between Houlihan Lokey and the Filing Persons that are mutually contemplated in the future and (b) we are not aware of any such relationships mutually contemplated between Houlihan Lokey or its affiliates, on the one hand, and any of the Filing Persons or their affiliates, on the other hand. The disclosure referred to by the Staff in Comment 28 supplements the information required to be disclosed by Item 1015(b)(4) of Regulation M-A by disclosing that other future relationships may occur that are not currently mutually contemplated.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

29.
You state that the financial projections set forth on pages 42 and 43 of the proxy statement are subsets of the financial projections prepared by the company for use by the ONCAP Buying Group, Houlihan Lokey and the Special Committee.  Please include all of the financial projections used to evaluate the merger and going-private transactions.

RESPONSE:
The management projections, Alternative Growth Projections (A) and Alternative Growth Projections (B) contain extensive detail and numerous line items that were included to develop projections of revenue and EBITDA for fiscal 2010, 2011 and 2012.  We believe that the key line items in each set of projections have been included in the preliminary proxy statement and believe that including the complete projections would not add meaningful additional information to investors.  Furthermore, additional information regarding the management projections, Alternative Growth Projections (A) and Alternative Growth Projections (B) is available to investors in the presentation materials that were provided to the Special Committee by Houlihan Lokey which are attached to the Schedule 13E-3 being filed with the Commission by the Filing Persons.  Accordingly, the preliminary proxy statement has been revised to expressly state that only the key line items from the management projections, Alternative Growth Projections (A) and Alternative Growth Projections (B) are included in the disclosure.  Please see pages 45 and 46 of the revised preliminary proxy statement.  We believe the proposed presentation of projections in the preliminary proxy statement is consistent with prior precedent we have gathered.

30.	Please quantify the fees paid to Houlihan Lokey in consideration for the services it provided in connection with the merger and going-private transactions.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 44 of the revised preliminary proxy statement.

31.
In connection with the Discounted Cash Flow Analysis, please revise to explain why an “implied perpetuity growth rate” was applied to the fairness advisor's analysis.  Please also generally expand upon the calculations conducted in arriving at the amounts indicated.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 43 and 44 of the revised preliminary proxy statement.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

32.
We note your disclosure that Houlihan Lokey's opinion was “furnished for the use and benefit of the Special Committee . . . and may not be used for any other purpose without Houlihan Lokey's prior written consent.”  Disclosure relating to limitations of reliance by the shareholders on the fairness opinion or the summary of the fairness opinion in the prospectus are inappropriate and should be deleted.  Alternatively, please disclose the basis for Houlihan Lokey's belief that shareholders cannot rely upon the fairness opinion to support any claims against Houlihan Lokey arising under applicable law (e.g., the inclusion of an express disclaimer in Houlihan Lokey's engagement letter with the company).  Please describe any applicable authority regarding the availability of such a potential defense.  In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law.  Further disclose that the availability of such a defense to Houlihan Lokey would have no effect on the rights and responsibilities of Houlihan Lokey or the board of directors under the federal securities laws.

RESPONSE:
In response to the Staff’s comment, we note that Houlihan Lokey’s opinion only contains language that the Staff has previously found acceptable and permitted to be included in a final proxy statement following the deletion of other opinion language to the effect that the opinion “does not, confer any rights or remedies upon any other person” which the Staff found objectionable and which is no longer included in Houlihan Lokey’s form of publicly disclosed opinion.

▪	See the proxy statement, dated January 23, 2009, of Aldabra 2 Acquisition Corp. at http://sec.gov/Archives/edgar/data/1391390/000104746908000446/a2182149zdefm14a.htm.

▪	the proxy statement, dated April 25, 2006, of Evans & Sutherland Computer Corporation at http://sec.gov/Archives/edgar/data/276283/000110465906026872/a06-7293_1defm14a.htm; and

▪	the proxy statement, dated July 10, 2006, of Morton Industrial Group, Inc. at http://sec.gov/Archives/edgar/data/64247/000095013706007696/c03856ddefm14a.htm.

More recently, the Staff has not reiterated a similar comment objecting to the cited language when provided with information substantially similar to the information provided in our response to this comment.

▪	See the proxy statement, dated September 15, 2009, of Florida Public Utilities at: http://sec.gov/Archives/edgar/data/19745/000095012309043210/y78422b5e424b3.htm.

We further note that the Staff has not objected to substantially similar language in the opinions of other opinion providers rendered in connection with two of the largest transactions within the past year, both of which were contained in proxy statements reviewed by the Staff and one of which was rendered in connection with a Rule 13e-3 transaction.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

▪	See Annex D to the Merck/Schering Plough joint proxy statement/prospectus dated June 25, 2009 at: http://sec.gov/Archives/edgar/data/64978/000095012309017338/y77207dmdefm14a.htm#215; and

▪	Appendix B to the proxy statement of The Pepsi Bottling Group, Inc., dated January 12, 2010 available at: http://sec.gov/Archives/edgar/data/1076405/000119312510005739/ddefm14a.htm.

Other recent opinions containing substantially similar language include:

▪
See e.g., Appendix 4 to the proxy statement of Forgent Networks, Inc. dated April 20, 2009 available at: http://www.sec.gov/Archives/edgar/data/884144/000104746909004355/a2192440zdef14a.htm#Appendix_4; and

▪	Annex B to the proxy statement of Cuisine Solutions, Inc. dated August 7, 2009 available at: http://www.sec.gov/Archives/edgar/data/737602/000111650209001191/cuisi_def14a.htm#_Toc235003229.

Furthermore, in response to the Staff’s comment, we have added disclosure on page 39 of the revised preliminary proxy statement confirming that Houlihan Lokey has consented to the disclosure of its opinion in the proxy statement.

Purposes of and Reasons for the Merger, page 44

33.
We note your disclosure that your purpose in engaging in the merger is to enable your “unaffiliated stockholders to immediately realize the value of their investment in the Company.”  Please expand your disclosure to explain why you think it is necessary or advisable for your unaffiliated stockholders to immediately realize the value of their investment, as opposed to maintaining a longer-term investment in the company.  In addition, we note your disclosure that the CBT Group's purpose in engaging in the merger is to “retain an indirect equity interest in Sport Supply Group, and to continue bearing the rewards and risks of such ownership by exchanging their shares of Sport Supply Group common stock for shares of Parent common stock in lieu of cash.”  Please revise your disclosure to explain why the CBT Group thinks it is necessary or advisable to engage in the merger, given that its ultimate goal appears to be maintaining the status quo of owning an indirect equity interest in the company.  Finally, we note your disclosure that the Management Affiliate Group's purpose in engaging in the merger is to receive cash for their shares of Sport Supply Group common stock and “retain an indirect equity interest in Sport Supply Group through the exchange of certain shares and options to purchase shares of Sport Supply Group common stock” for securities of Parent and to “continue bearing the rewards and risks of such ownership.”  Please revise your disclosure to explain why the Management Affiliate Group thinks it is necessary or advisable to immediately realize the value of their investment and to engage in the merger, given that their ultimate goal appears to be maintaining the status quo of owning an indirect equity interest in the company.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 47 and 48 of the revised preliminary proxy statement.

34.
Please revise to provide expanded disclosure regarding the reasons behind each filing person's choice to engage in the transaction at this time as opposed to any other time in the company's public company history.  Refer to Item 1013(c) of Regulation M-A.  For example, explain why engaging in this transaction at this time will “position the business to weather the business challenges facing the sporting goods industry,” as well as alleviate the “heightened competitive pressure” that is the result of current market conditions.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 51, 52 and 54 of the revised preliminary proxy statement.

Position of the CBT Group as to the Fairness of the Merger, page 47

35.
Please revise your disclosure to disclose whether the CBT Group considered the factors listed in Instruction 2(i), (vi) and (viii) to Item 1014 of Regulation M-A.  If these factors were not considered, state that and explain in detail why the factor(s) were not deemed material or relevant.  We note your indication that historic market prices, net book value, going concern value and liquidation value were not considered; please explain why.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 52 of the revised preliminary proxy statement.

Position of the Management Affiliate Group as to the Fairness of the Merger, page 49

36.
We note your statement that the Management Affiliate Group, in determining that the merger is fair to the company's unaffiliated stockholders, “generally considered the same positive, adverse and other factors considered by the Special Committee in making its determination to recommend the Merger Agreement.” Note that if the Management Affiliate Group has based its fairness determination on the analysis and discussion of factors undertaken by others, the board must expressly adopt this analysis and discussion as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A.  To the extent the Management Affiliate Group did not adopt another persons' analysis and discussion, or such other analysis and discussion does not address each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, the Management Affiliate Group must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 53 of the revised preliminary proxy statement.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

Effects of the Merger, page 50

37.
The disclosure required by Item 1013(d) of Regulation M-A must include a reasonably detailed discussion of the benefits and detriments of the merger to the company, its affiliates and its unaffiliated shareholders, and the benefits and detriments must be quantified to the extent practicable.  Please expand the disclosure in this section accordingly.  Refer to Instruction 2 to Item 1013 of Regulation M-A.

RESPONSE:
The preliminary proxy statement has been revised as requested to add further detail on the benefits and detriments of the merger to the Company, its affiliates and its unaffiliated stockholders.  Additionally, the benefits and detriments have been quantified to the extent practicable and any further attempt at quantification is not believed to be practicable.  Please see pages 55 and 56 of the revised preliminary proxy statement.

38.	Please describe for us in detail the differences between your current charter and your proposed amended charter.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 55 of the revised preliminary proxy statement.

Financing of the Merger, page 53

Senior Debt Financing, page 55

39.
We note that the Senior Debt Financing facilities will include “customary events of default, including a change of control default.” Please revise your disclosure to describe how the consummation of the merger transactions will implicate or be implicated by such provisions contained in the Senor Debt Financing facilities.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 60 of the revised preliminary proxy statement.

Litigation, page 70

40.	Please provide us with a copy of the complaint filed by Waterford Township Police & Fire Department System.

RESPONSE:	A copy of the amended complaint filed by Waterford Township Police & Fire Department System is being separately provided to you.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

Risk Factors and Cautionary Statement Regarding Forward-Looking Information, page 73

41.
We note your statement that you assume no obligation, and do not intend, to update any forward-looking statements in the proxy statement.  Rule 13e-3(d)(2) imposes an obligation to amend the disclosure document in a going private transaction to reflect any material changes to the information previously reported.  Please revise your disclaimer to more clearly state when you intend to update or amend the filing to reflect changes to forward-looking information you have disclosed.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 77 of the revised preliminary proxy statement.

Adjournment and Postponements, page 75

42.
We note your disclosure that the meeting may be adjourned for the purpose of soliciting additional proxies.  The postponement or adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable.  See Rule 14a-4.  Please revise this disclosure and the proxy card accordingly.  The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

RESPONSE:	The preliminary proxy statement and proxy card have been revised as requested. Please see Proposal 2 of the revised preliminary proxy statement and the revised proxy card.

The Merger Agreement, page 77

43.
We note your disclosure that the representations, warranties and covenants contained in the merger agreement “were made only for the purpose of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement as of specific dates, may be subject to important limitations and qualifications . . . and may not be complete.”  In addition, we note your statements that the representations, warranties and covenants were not made to establish “these matters as facts, and do not purport to be accurate as of the date of this Proxy Statement” and that, accordingly, investors “should not rely upon the descriptions of representations, warranties or covenants contained in this Proxy Statement, or the actual representations, warranties or covenants contained in the Merger Agreement, as statements of factual information.”  Please revise to remove any potential implication that the referenced agreements do not constitute public disclosure under the federal securities laws.  Please also be advised that, notwithstanding the inclusion of this general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in your filing not misleading.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see page 82 of the revised preliminary proxy statement.

Selected Historical Financial Data, page 97

44.	Please revise to update this information as of the most recent Form 10-Q you filed.

RESPONSE:	The preliminary proxy statement has been revised as requested. Please see pages 103 and 104 of the revised preliminary proxy statement.

Where you can find more information, page 112

45.
We note that you have incorporated by reference the information required by Item 13 of Schedule 14A.  Please note that this information may be incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Item 13(b) to Schedule 14A.  It would appear that you are probably not eligible to incorporate by reference.  Please revise the Schedule 14A to include the information required by Item 13.  Or please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference and, if so, please confirm that you will deliver the information incorporated by reference in the proxy statement to shareholders at the same time as you send them the proxy statement.

RESPONSE:
The Company is eligible to rely upon Item 13(b)(1) of Schedule 14A to incorporate the required information by reference because it meets the requirements of Form S-3 as outlined in Note E to Schedule 14A.  Specifically, the Company meets the requirements of General Instruction I.A. of Form S-3 as well as the aggregate market value requirement of General Instruction I.B.1 of Form S-3.  As of the date of the original preliminary proxy statement filing as well as of the date hereof, the aggregate market value of the common stock held by non-affiliates of the Company exceeded $75 million.

Schedule 13D/A filed on March 17, 2010 by CBT Holdings LLC, et al.

46.
We note that by January 29, 2010, ONCAP sought permission from the company to discuss with the CBT Group, its potential involvement in the transaction.  By February 3, 2010, a side letter was executed between ONCAP and the CBT Group allowing ONCAP and the CBT Group to discuss the CBT Group's potential participation in the transaction.  By March 15, 2010, the CBT Group, Carlson Capital and ONCAP had executed final agreements in furtherance of the proposed merger, including Voting and Rollover Agreements.  It is unclear when CBT came to an initial agreement with respect to how it would vote and/or act in furtherance of the proposed merger transaction.  Please explain when CBT agreed to the terms outlined by ONCAP and/or the company regarding the proposed merger agreement.  We may have further comment.

Mr. H. Christopher Owings
Securities and Exchange Commission
May 18, 2010

RESPONSE:
Please note that on February 3, 2010, a side letter between ONCAP and the Company and a side letter between CBT and the Company were entered into for the sole purposes of (1) allowing ONCAP to discuss with CBT the CBT Group’s potential participation in the transaction by way of “rolling” its shares in the merger, and (2) subject CBT to confidentiality and standstill provisions similar to those under which ONCAP was operating.  Between the execution of the side letters and the execution of the merger agreement, CBT and ONCAP discussed the terms of CBT’s potential involvement in the transaction, including the terms of a voting agreement and a rollover agreement.  The parties did not reach agreement on those terms until March 15, 2010, the date the merger agreement was executed.  During the time period between February 3, 2010 and March 15, 2010, CBT had no discussions with the Company regarding the terms of the merger agreement or any other arrangement between the Company and ONCAP.

*           *           *

Each of the Filing Persons hereby acknowledges that:

•	each Filing Person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SPORT SUPPLY GROUP, INC.

Date: May 18, 2010	By:	/s/ John E. Pitts
	Name:	John E. Pitts
	Title:	Chief Financial Officer

SAGE PARENT COMPANY, INC.

Date: May 18, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

SAGE MERGER COMPANY, INC.

Date: May 18, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	President

ONCAP INVESTMENT PARTNERS II L.P.

Date: May 18, 2010	By:	ONCAP INVESTMENT PARTNERS II INC., its general partner

	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

ONCAP INVESTMENT PARTNERS II INC.

Date: May 18, 2010	By:	/s/ Michael Lay
	Name:	Michael Lay
	Title:	Vice President

CBT HOLDINGS, LLC

Date: May 18, 2010	By:	/s/ Kashif Sheikh
	Name:	Kashif Sheikh
	Title:	Manager

CHARLES BRONFMAN TRUST

Date: May 18, 2010	By:	/s/ Leonard Nelson
	Name:	Leonard Nelson
	Title:	Trustee

ADAM BLUMENFELD

Date: May 18, 2010	By:	/s/ Adam Blumenfeld
	Name:	Adam Blumenfeld
	Title:	Chairman of the Board and Chief Executive Officer of Sport Supply Group, Inc.

TERRENCE BABILLA

Date: May 18, 2010	By:	/s/ Terrence Babilla
	Name:	Terrence Babilla
	Title:	President, Chief Operating Officer, General Counsel and Secretary of Sport Supply Group, Inc.

JOHN PITTS

Date: May 18, 2010	By:	/s/ John Pitts
	Name:	John Pitts
	Title:	Chief Financial Officer of Sport Supply Group, Inc.

KURT HAGEN

Date: May 18, 2010	By:	/s/ Kurt Hagen
	Name:	Kurt Hagen
	Title:	Executive Vice President, Sales & Marketing of Sport Supply Group, Inc.

TEVIS MARTIN

Date: May 18, 2010	By:	/s/ Tevis Martin
	Name:	Tevis Martin
	Title:	Executive Vice President, U.S. Operations of Sport Supply Group, Inc.

CC:         Lilyanna L. Peyser, Securities and Exchange Commission